Gary Hawthorn, P.Eng.	Westcoast Mineral Testing 2806 Thorncliffe Drive, North Vancouver, BC, V7R 2S7 Telephone: Phone: (604) 986-8199

Consent of Author

To:                 The securities regulatory authorities of each of the provinces and territories of Canada

And:               Southwestern Resources Corp.

Re:                 Consent of Author

I, Gary William Hawthorn, P.Eng., do hereby consent to the public filing of the Technical Report titled “Mineral Resource Update, Boka Gold Project, Yunnan Province, P.R.C.”, prepared for Southwestern Resources Corp. (“Southwestern”), dated 9 November 2007, and to extracts from, or summary of, the Technical Report in the News Release of Southwestern, dated 2 November 2007, with any stock exchange and other regulatory authority and any publication by Southwestern for regulatory purposes, including electronic publication in the public company files on Southwestern’s website accessible by the public.

I also certify that I have read the News Release of 2 November 2007 by Southwestern and agree that it fairly and accurately represents the information in the Technical Report.

Dated this 9th day of November, 2007.

[signed and sealed] G.W. Hawthorn
G.W. Hawthorn, P.Eng.